UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to _____________.

Commission File Number: 1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2013 and 2012, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:

Exhibit Number	Description of Exhibit

23.1	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
for the Years Ended December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan as of December 31, 2013 and 2012, and the changes of net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania June 26, 2014

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,

Assets	2013	2012

Investments, at fair value (see Note 6)	$41,047,012	$34,632,094
Notes receivable from participants	447,349	321,139
Participant contributions receivable	-	101,850

Total assets	41,494,361	35,055,083

Liabilities

Excess contributions	-	41,591

Total liabilities	-	41,591

Net assets available for benefits at fair value	41,494,361	35,013,492

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(41,218)	(83,400)

Net assets available for benefits	$41,453,143	$34,930,092

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2013	2012

Additions to net assets attributed to:
Interest	$22,480	$15,199
Dividends	1,476,604	1,013,093
Net appreciation in fair value of investments (see Note 7)	6,089,227	2,743,307
	7,588,311	3,771,599

Contributions:
Participant	2,741,036	2,785,991
Rollovers	145,630	177,615
	2,886,666	2,963,606

Total additions	10,474,977	6,735,205

Deductions from net assets attributed to:
Benefits paid to participants	3,947,344	2,081,710
Administrative expenses	4,582	6,148
Total deductions	3,951,926	2,087,858

Net increase	6,523,051	4,647,347

Net assets available for benefits:
Beginning of year	34,930,092	30,282,745

End of year	$41,453,143	$34,930,092

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of Plan

The following description of the Ecology & Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Beginning August 1, 2002 the hours of service requirement was eliminated and employees age twenty-one or older are immediately eligible to participate in the plan during the month following their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Trustees determine the appropriateness of the Plan’s investment offerings and monitor investment performance.

Contributions
Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code (IRC).  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct, in at least 10 percent increments in each option selected, his or her contributions in any combination of the various investment options and a self directed brokerage account.  The Plan allows Roth 401(k) contributions from participants.  Participants who were 50 years of age or older during the plan year are allowed to contribute catch up contributions.

Participant accounts
Each participant’s account is credited with the participant’s contribution and the Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  There is no partial vesting. There are no company matching or discretionary contributions.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Note terms range from one to five years or a reasonable period of time determined when the note is made for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account.  The interest rate is the Prime Rate published by the Wall Street Journal on the first business day of the month before the loan is originated plus 1%.  The interest rate is fixed over the life of the loan.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of benefits
Participants may withdraw all or a portion of their vested account balance at any time upon hardship or after the attainment of age 59 ½.  In general, unless the participant elects otherwise, distribution of benefit will commence within 60 days after the latest of the close of the Plan year in which the participant terminates employment with the employer.  Participants must begin to receive benefits no later than the April 1st following the calendar year in which the participant attains 70 ½ or terminates employment, whichever is later.

Upon termination, if a participant’s vested account balance is $1,000 or less, the participant will automatically receive a lump sum distribution as soon as feasible.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of Plan (Continued)

Administration
The Plan is administered by the Company.  Effective July 1, 2013 the Company selected Putnam Fiduciary Trust Company as the Trustee and Recordkeeper of the Plan.  Prior to July 1, 2013, Mass Mutual Retirement Services (formerly known as The Hartford Retirement Services, LLC) was the Recordkeeper of the Plan and Reliance Trust Company was the Trustee of the Plan.

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  The remaining expenses are paid for by the Plan participants.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investments and Related Transactions
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transfer between market participants at the measurement date.  See Note 6 for Fair Value Measurements. The Plan’s assets include an investment in the common stock of Ecology and Environment, Inc. through a unitized stock fund, which includes a money market fund for liquidity purposes, and through the brokerage access account.  The Plan’s trustees determine the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.  See Note 6 for discussions of fair value measurements.

The Plan’s net appreciation (depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation (depreciation).  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on a trade date basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.

Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are reported as a liability with a corresponding reduction to contributions.  The Plan distributed the 2012 excess contributions to the applicable participants prior to March 15, 2013.

Payment of Benefits
Benefits are recorded when paid.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

2.	Summary of Accounting Policies (Continued)

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

3.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA.

4.	Tax Status
The Internal Revenue Service has determined and informed Putnam Fiduciary Trust Company by a letter dated May 18, 2011, that the prototype non-standardized profit sharing plan adopted by the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).  Although the Plan had been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and was operated in compliance with applicable requirements of the Internal Revenue Code.

Prior to July 1, 2013, the Plan was based upon a prototype plan designed by Mass Mutual Retirement Services (formerly known as The Hartford Retirement Services, LLC) that received a favorable determination letter dated March 31, 2008.  Although the Plan had been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and was operated in compliance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The plan administrator believes that it is no longer subject to income tax examinations for the years prior to 2010.

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

6.	Fair Value Measurements

Fair Value – FASB ASC 820 provides the framework for measuring the fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There were no transfers between level 1 and level 2 assets for the years ended December 31, 2013 and 2012.

Cash and cash equivalents: Valued at the balance of the account at year end.

Common stocks and preferred stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.  The NAV is the closing price reported on the active market on which the securities are traded.

Unit investment trusts: Comprised entirely of common stocks valued at the closing price reported on the active market on which the individual securities are traded.

Unitized stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.  A small portion of the fund is invested in short-term money market instruments.

Common/collective trusts: Common/collective trusts include a stable value fund and an S&P 500 index fund as of December 31, 2013.  Common/collective trust includes a SEI Trust Company Fixed Fund as of December 31, 2012.

Stable value fund: The stable value fund is a collective investment trust.  The primary underlying investments held by this fund are guaranteed investment contracts and security-backed investment contracts.  Participation units held in the stable value fund are valued at contract value.  Contract value represents contributions made plus interest accrued less withdrawals.  Fair value of the Plan’s interest in this fund is based on the adjustment to the contract value based on information reported by the trustee using audited financial statements of the fund at year-end.  The fund seeks to preserve principal and achieve high current income through a diversified portfolio of high-quality investment contracts.

S&P 500 index fund: The S&P 500 index fund is a collective investment trust. The fair value of the Plan’s interest in the collective funds is based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices.  Fair values for the investments within the collective funds are based on reference to the respective fund’s underlying assets, which are primarily common stock securities.  The fund seeks to achieve a return that closely approximates the return of the Standard & Poor’s 500 Composite Stock Price Index before the assessment of any fees.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

6.	Fair Value Measurements (continued)

SEI Trust Company Fixed Fund: Valued at the NAV of units of the common collective trust.  The NAV as provided by the trustee is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  The Plan’s interest in this fund is based on information reported by the trustee using the audited financial statements of the fund at year end.  The common collective trust is classified as a Level 2 investment.  The common collective trust fund’s underlying investments seek to preserve principal and provide a stable crediting rate.  The underlying investments as of December 31, 2012 are benefit responsive contracts, including GICs and wrap (synthetic) contracts with high quality banks and insurance companies.

The common collective trust fund does not have any unfunded commitments relating to its investments, nor any significant restrictions or redemptions.  Participant directed redemptions can be made on any business day and do not have a redemption notice period.  Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the common collective trust fund at contract value with the issuer.  The Plan’s management does not believe that the occurrence of any such events is probable.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy the plan’s investments at fair value as of December 31, 2013 and 2012:

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

6.	Fair Value Measurements (continued)

December 31, 2013	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Mutual funds:
Growth funds	$9,496,906	$-	$-	$9,496,906
Blend funds	6,236,656	-	-	6,236,656
Value funds	6,167,373	-	-	6,167,373
Bond funds	2,938,224	-	-	2,938,224
Allocation funds	2,663,546	-	-	2,663,546
Target date funds	2,257,536	-	-	2,257,536

Total mutual funds	29,760,241	-	-	29,760,241

Brokerage access account:
Cash and cash equivalents	414,366	-	-	414,366
Preferred stock	51,960	-	-	51,960
Common stock:
Basic materials	119,627	-	-	119,627
Technology	106,096	-	-	106,096
Services	79,076	-	-	79,076
Utilities	64,007	-	-	64,007
Other	55,554	-	-	55,554
Conglomerates	28,629	-	-	28,629
Consumer goods	19,365	-	-	19,365
Industrials	17,870	-	-	17,870

Mutual funds:
Allocation funds	206,513	-	-	206,513
Growth funds	160,184	-	-	160,184
Value funds	142,314	-	-	142,314
Other	46,975	-	-	46,975
Bond funds	38,117	-	-	38,117
Target date funds	20,440	-	-	20,440
World stock	11,898	-	-	11,898
Unit investment trusts	123,361	-	-	123,361

Total brokerage access account	1,706,352	-	-	1,706,352

Unitized stock fund	482,146	-	-	482,146
Common collective trust funds	-	9,098,273	-	9,098,273

Total investments at fair value	$31,948,739	$9,098,273	$-	$41,047,012

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

6.	Fair Value Measurements (continued)

December 31, 2012	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Mutual funds:
Blend funds	$9,529,801	$-	$-	$9,529,801
Growth funds	7,718,819	-	-	7,718,819
Value funds	4,887,715	-	-	4,887,715
Bond funds	3,407,038	-	-	3,407,038
Allocation funds	2,038,737	-	-	2,038,737
Target date funds	1,394,012	-	-	1,394,012

Total mutual funds	28,976,122	-	-	28,976,122

Brokerage access account:
Cash and cash equivalents	228,385	-	-	228,385
Preferred stock	26,940	-	-	26,940
Common stock:
Services	247,259	-	-	247,259
Utilities	157,508	-	-	157,508
Other	130,937	-	-	130,937
Consumer goods	88,411	-	-	88,411
Technology	87,864	-	-	87,864
Basic materials	43,318	-	-	43,318
Conglomerates	31,905	-	-	31,905
Industrials	6,419	-	-	6,419

Mutual funds:
Target date funds	133,788	-	-	133,788
Other	64,391	-	-	64,391
Growth funds	50,627	-	-	50,627
Allocation funds	50,249	-	-	50,249
Bond funds	46,431	-	-	46,431
World stock	28,544	-	-	28,544
Value funds	17,955	-	-	17,955
Unit investment trusts	115,922	-	-	115,922

Total brokerage access account	1,556,853	-	-	1,556,853

Unitized stock fund	414,885	-	-	414,885
Common collective trust fund	-	3,684,234	-	3,684,234

Total investments at fair value	$30,947,860	$3,684,234	$-	$34,632,094

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

7.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets at December 31:

	2013	2012

Putnam S & P 500 Index Fund, 107,185 and 0 shares, respectively	$5,913,370	$-
Putnam Equity Income A Fund 265,972 and 0 shares, respectively	$5,444,456	$-
Columbia Acorn Fund – A, 150,676 and 159,355 shares, respectively	$5,391,187	$4,678,649
Fidelity Low Priced Stock Fund, 68,587 and 58,835 shares, respectively	$3,392,323	$2,323,987
Putnam Stable Value Fund, 3,143,685 and 0 shares, respectively (A)	$3,184,903	$-
PIMCO Total Return Fund A, 248,389 and 268,309 shares, respectively	$2,655,275	$3,015,788
Franklin Growth Fund A, 37,645 and 36,149 shares, respectively	$2,453,728	$1,829,494
Harbor International Fund-Inv, 33,428 and 33,200 shares, respectively	$2,351,018	$2,043,478
DWS Equity 500 Index Fund S, 0 and 30,502 shares, respectively	$-	$4,876,723
MFS Value Fund A, 0 and 173,904 shares, respectively	$-	$4,408,478
SEI Trust Company Fixed Fund Institutional, 0 and 3,600,834 shares, respectively (B)	$-	$3,684,234
* Investment balance did not meet the 5% threshold at the respective year end.

(A)	The contract value the Putnam Stable Value fund at December 31, 2013 amounted to $3,143,685 ($0 – 2012).
(B)	The contract value of the SEI Trust Company Fixed fund at December 31, 2013 amounted to $0 ($3,600,834 – 2012).

The Plan’s investments for the years ended December 31, 2013 and 2012 (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012

Mutual funds	$4,924,531	$2,804,796

Self Directed Brokerage access account:
Common stock	274,464	71,032
Mutual fund	60,996	57,056
Unit investment trust	29,530	5,501
Preferred stock	51	5,310

Total brokerage access account	365,041	138,899

Unitized stock fund	1,673	(200,317)

Common collective trust funds	797,982	(71)

	$6,089,227	$2,743,307

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

8.	Transactions with Parties-in-Interest

As of December 31, 2013 and 2012, the Plan held certain securities issued by the Company as follows:

	December 31, 2013		December 31, 2012
	Number of Shares	Fair Value	Number of Shares	Fair Value

Unitized Stock Fund
Ecology and Environment, Inc.
Common Stock	36,627	$407,659	31,648	$351,926

Brokerage Access Account
Ecology and Environment, Inc.
Common Stock	6,265	$68,915	6,324	$70,324

Dividends on Ecology and Environment, Inc. Common Stock amounted to approximately $8,289 and $16,695 during the years ended December 31, 2013 and 2012, respectively.

Plan investments include accounts with Putnam Fiduciary Trust Company (Putnam). Effective July 1, 2013 Putnam is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Prior to July 1, 2013, certain plan investments were shares of mutual funds and a collective investment trust made available through Mass Mutual Retirement Services (formerly known as Hartford Retirement Services, LLC) recordkeeping platform. Mass Mutual Retirement Services was the recordkeeper for the Plan.  Reliance Trust Company (“RTC”) was the trustee and custodian of plan investments that included mutual funds, the collective investment trust and the Company stock.

Fees paid by the Plan for administrative services to Putnam for the Plan year ended December 31, 2013 amounted to $1,313 ($0 – 2012). Fees paid by the Plan for administrative services to HRS for the Plan year ended December 31, 2013 amounted to $3,269 ($6,148 – 2012). Investment income from participant loans through Putnam amounted to $8,811 for the Plan year ended December 31, 2013 ($0 – 2012). Investment income from participant loans through Mass Mutual Retirement Services (formerly known as Hartford Retirement Services, LLC) amounted to $13,669 for the Plan year ended December 31, 2013 ($15,199 – 2012). The Plan sponsor pays directly any other fees related to the Plan’s operations.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$41,453,143	$34,930,092

Adjustment from contract value to fair value for fully benefit responsive investment contracts	41,218	83,400

Net assets available for benefits per the Form 5500	$41,494,361	$35,013,492

Net increase in net assets per the financial statements	$6,523,051	$4,647,347

Adjustment from contract value to fair value for fully benefit responsive investment contracts	(42,182)	89,312

Net increase in net assets per the Form 5500	$6,480,869	$4,736,659

Ecology and Environment, Inc. 401(k) Plan EIN: 16-0971022 PLAN NUMBER: 003 Schedule H - line 4i - Schedule of Assets Held at End of Year

			(c) Description of Investment
			Including Maturity Date,
		(b) Identity of Issue	Rate of Interest,
		Borrower, Lessor	Collateral, Par, or
(a) Shares		or Similar Party	Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:
*	265,972	Putnam	Equity Income A	**	$5,444,456
	150,676	Columbia	Acorn Fund A	**	5,391,187
	68,587	Fidelity	Low Priced Stock Fund	**	3,392,323
	248,389	PIMCO	Total Return Fund A	**	2,655,275
	37,645	Franklin	Franklin Growth Fund A	**	2,453,728
	33,428	Harbor	Harbor International Fund Inv	**	2,351,018
	61,747	MFS	Aggressive Growth Allocation Fund A	**	1,183,063
	49,908	MFS	Growth Allocation Fund A	**	887,366
	45,316	MFS	Total Return Fund A	**	796,664
	34,590	T. Rowe Price	Retirement 2030 Fund	**	776,195
	43,976	MFS	Moderate Allocation Fund A	**	714,176
	29,467	T. Rowe Price	Retirement 2020 Fund	**	597,297
	12,105	Victory	Small Company Opportunity Fund A	**	486,871
	16,523	Clearbridge	Small Cap Growth A	**	468,928
	19,657	T. Rowe Price	Retirement 2040 Fund	**	457,036
	19,846	Neuberger Berman	Socially Responsible Fund	**	454,867
	24,626	American Century	Inflation Adj Bond Adv	**	282,949
	18,465	MFS	Conservative Allocation Fund A	**	265,340
	10,109	Janus Adviser	Perkins Mid Cap Value Fund A	**	236,046
	11,438	T. Rowe Price	Retirement 2050 Fund	**	148,355
	8,804	T. Rowe Price	Retirement 2035 Fund	**	142,797
	5,549	T. Rowe Price	Retirement 2010 Fund	**	98,393
	2,600	T. Rowe Price	Retirement Income Advantage	**	38,448
	1,655	T. Rowe Price	Retirement 2025 Fund	**	25,331
	720	T. Rowe Price	Retirement 2045 Fund	**	11,178
	42	T. Rowe Price	Retirement 2015 Fund	**	599
	28	T. Rowe Price	Retirement 2055 Fund	**	355
			Total Mutual Funds		29,760,241
	Common Collective Trust Funds:
*	107,185	Putnam	S&P 500 Index	**	5,913,370
*	3,143,685	Putnam	Stable Value Fund	**	3,184,903
			Total Common Collective Trust Funds		9,098,273

	Unitized Stock Fund:
*	36,627	Unitized Stock Fund	Ecology and Environment, Inc.	**	407,659
	-	Unitized Stock Fund	Federated Government Prime Obligation Fund	**	74,487
			Total Unitized Stock Fund		482,146

			(c) Description of Investment
			Including Maturity Date,
		(b) Identity of Issue	Rate of Interest,
		Borrower, Lessor	Collateral, Par, or
(a) Shares		or Similar Party	Maturity Value	(d) Cost	(e) Current Value

	Brokerage Access Account:

	Cash and Cash Equivalents

	413,395	-	Schwab Money Market Fund	**	413,395
	-	-	Cash	**	971
					414,366

	Common Stock
	800	-	Continental Resources	**	90,016
*	6,265	-	Ecology and Environment, Inc	**	68,915
	1,500	-	Centurylink Inc	**	47,775
	800	-	Vodafone Group New ADR	**	31,448
	300	-	Western Digital Corp	**	25,170
	333	-	Duke Energy Corp	**	22,980
	620	-	General Electric Company	**	17,379
	132	-	Chevron Corporation	**	16,488
	2,000	-	Just Energy Group Inc	**	14,320
	1,000	-	Cons Water Co Inc Ord	**	14,100
	628	-	Hydrogenics Corp	**	12,026
	500	-	Pitney Bowes Inc	**	11,650
	15,000	-	Makism 3D Corp	**	11,250
	500	-	Delta Nat Gas Inc	**	11,190
	1,000	-	Alcoa Inc	**	10,630
	1,000	-	First Niagara Finl New	**	10,620
	2,777	-	Renesola Ltd Adr	**	9,581
	500	-	Corning Inc	**	8,910
	500	-	Ford Motor Company New	**	7,715
	175	-	Yandex NV Class A	**	7,551
	2,000	-	Sirius XM Radio Inc	**	6,980
	16,900	-	Vasomedical Inc	**	5,746
	100	-	Citgroup Inc New	**	5,227
	200	-	Masco Corp	**	4,554
	100	-	Retailmenot Inc	**	2,879
	50	-	Facebook Inc Class A	**	2,732
	110	-	Clean Energy Fuels Corp	**	1,417
	429	-	Chimera Invt Corp	**	1,329
	1,000	-	Capstone Turbine Corp	**	1,290
	100	-	Jamba Inc New	**	1,243
	10	-	ETFS Gold TR	**	1,184
	18	-	Citrix Systems Inc	**	1,139
	91	-	Kodiak Oil & Gas Corp	**	1,020
	23	-	Bonanza Creek Energy	**	1,000
	25	-	Microsoft Corp	**	935
	75	-	Realnetworks Inc New	**	566
	950	-	Suntech Power Holdings Co	**	494
	50	-	Contango Ore Inc	**	473
	150	-	Cal Dive International	**	302
					490,224

			(c) Description of Investment
			Including Maturity Date,
		(b) Identity of Issue	Rate of Interest,
		Borrower, Lessor	Collateral, Par, or
(a) Shares		or Similar Party	Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds
	3,849	-	Vanguard Total Stock Market Index Signal	**	173,423
	3,735	-	Icon Energy Fund Class S	**	86,797
	5,772	-	First Eagle Gold Fund Class A	**	83,745
	609	-	Brown Cap Mgmt Small Co Fund	**	45,128
	1,290	-	T Rowe Price Capital Appreciation Fund	**	33,090
	694	-	CGM Focus Fund	**	27,983
	907	-	Yacktman Focused Fund	**	22,805
	486	-	Fidelity Leveraged Company Stock Fund	**	21,029
	722	-	Vanguard Target Retirement 2040 Fund	**	20,440
	591	-	Vanguard Equity Income Fund Inc	**	17,602
	1,232	-	Pimco Income D	**	15,110
	1,414	-	Metropolitan West Total Return BD M	**	14,922
	1,305	-	Vanguard Short Term Bond Index	**	13,688
	763	-	Matthews Asia Dividend Fund	**	11,898
	395	-	Schwab Small Cap Index Select	**	10,895
	1,456	-	Pioneer Floating Rate	**	10,116
	880	-	Pioneer Strategic Income Fund Class A	**	9,507
	615	-	Powershs Exch Trad Fund Tr	**	3,930
	228	-	Lazard Intl Strategic	**	3,328
	27	-	Dreyfus Midcap Index Fund	**	1,005
					626,441
	Unit Investment Trusts
	681	-	Schw US LCAP Val ETF	**	27,731
	435	-	Schwab ETFS-US Small Cap ETF	**	22,841
	590	-	Sch US Mid-Cap ETF	**	22,101
	216	-	Powershares QQQ Trust Ser 1	**	19,033
	253	-	Schwab ETFS-US Large Cap ETF	**	11,139
	144	-	Sch US Div Equity ET	**	5,278
	238	-	First TR Exch Traded Fd	**	4,265
	60	-	Market Vectors ETF Trust	**	3,269
	48	-	Market Vectors New ETF	**	2,686
	200	-	Ishares Trust S&P Global	**	2,088
	58	-	Guggenheim ETF New Solar Energy	**	2,040
	50	-	Alps Trust ETF	**	890
					123,361
	Preferred Stock
	1,000	-	M&T Cap TR 8.5% 1/31/68	**	26,000
	1,000	-	Deutsche BK Cap 7.6% PFD	**	25,960
					51,960

			Total Brokerage Account		1,706,352
	Participant Loans:
*	-		Notes receivable from participants with
			interest rates ranging from 4.25% - 10.50%	-0-	447,349
					$41,494,361

*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: June 26, 2014	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member